                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                           UNIFAB INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    90467L209
                                 (CUSIP Number)

                                William A. Hines
                            Jeanne M. Hines McDaniel
                 Midland Fabricators and Process Systems, L.L.C.
                           Midland Acquisition, Inc.
             3636 N. Causeway, Suite 300, Metairie, Louisiana 70002
                                 (504) 837-5766

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                              Virginia Boulet, Esq.
                               Adams and Reese LLP
                              4500 One Shell Square
                          New Orleans, Louisiana 70139
                                 (504) 581-3234

                                 October 6, 2004
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

CUSIP No. 90467L209                   13D/A                    Page 2 of 8 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Midland Fabricators and Process Systems, L.L.C.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Louisiana
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares                                0
Beneficially                 ---------------------------------------------------
Owned by                     8.       Shared Voting Power
Each                                  10,379,404
Reporting                    ---------------------------------------------------
Person                       9.       Sole Dispositive Power
With                                  0
                             ---------------------------------------------------
                             10.      Shared Dispositive Power
                                      10,379,404
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,380,501*

         *Represents (i) 8,107,100 shares of common stock held by Midland,
(ii) 2,272,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB to Midland in the principal amount of $7,953,064, and (iii) 1,097 shares of common stock held directly by William A. Hines, the managing member of Midland.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         92.1% **

         **Assumes the conversion of convertible debenture into 2,272,304 shares of common stock.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         OO
--------------------------------------------------------------------------------

CUSIP No. 90467L209                   13D/A                    Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Midland Acquisition, Inc.
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         Louisiana
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares                                0
Beneficially                 ---------------------------------------------------
Owned by                     8.       Shared Voting Power
Each                                  10,379,404
Reporting                    ---------------------------------------------------
Person                       9.       Sole Dispositive Power
With                                  0
                             ---------------------------------------------------
                             10.      Shared Dispositive Power
                                      10,379,404
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,380,501*

         *Represents (i) 8,107,100 shares of common stock held by Midland,
(ii) 2,272,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB to Midland in the principal amount of $7,953,064, and (iii) 1,097 shares of common stock held directly by William A. Hines, the managing member of Midland.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         92.1% **

         **Assumes the conversion of convertible debenture into 2,272,304 shares of common stock.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         CO
--------------------------------------------------------------------------------

CUSIP No. 90467L209                   13D/A                    Page 4 of 8 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         William A. Hines
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF, OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares                                1,097
Beneficially                 ---------------------------------------------------
Owned by                     8.       Shared Voting Power
Each                                  10,379,404
Reporting                    ---------------------------------------------------
Person                       9.       Sole Dispositive Power
With                                  1,097
                             ---------------------------------------------------
                             10.      Shared Dispositive Power
                                      10,379,404
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,380,501*

         *Represents (i) 8,107,100 shares of common stock held by Midland,
(ii) 2,272,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB to Midland in the principal amount of $7,953,064, and (iii) 1,097 shares of common stock held directly by William A. Hines, the managing member of Midland.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         92.1% **

         **Assumes the conversion of convertible debenture into 2,272,304 shares of common stock.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN
--------------------------------------------------------------------------------

CUSIP No. 90467L209                   13D/A                    Page 5 of 8 Pages
--------------------------------------------------------------------------------
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Jeanne M. Hines McDaniel
--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group               (a)  [X]
                                                                        (b)  [_]
--------------------------------------------------------------------------------
3.       SEC Use Only

--------------------------------------------------------------------------------
4.       Source of Funds
         AF, OO
--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)                                               [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization
         United States
--------------------------------------------------------------------------------
Number of                    7.       Sole Voting Power
Shares                                0
Beneficially                 ---------------------------------------------------
Owned by                     8.       Shared Voting Power
Each                                  10,379,404
Reporting                    ---------------------------------------------------
Person                       9.       Sole Dispositive Power
With                                  0
                             ---------------------------------------------------
                             10.      Shared Dispositive Power
                                      10,379,404
--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         10,380,501*

         *Represents (i) 8,107,100 shares of common stock held by Midland,
(ii) 2,272,304 shares of common stock issuable upon conversion of the convertible debenture issued by UNIFAB to Midland in the principal amount of $7,953,064, and (iii) 1,097 shares of common stock held directly by William A. Hines, the managing member of Midland.
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)
         92.1% **

         **Assumes the conversion of convertible debenture into 2,272,304 shares of common stock.
--------------------------------------------------------------------------------
14.      Type of Reporting Person
         IN
--------------------------------------------------------------------------------

This Amendment No. 2 is being filed by each of Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company ("Midland"), Midland Acquisition, Inc., a Louisiana corporation ("Midland Acquisition"), William A. Hines and Jeanne M. Hines McDaniel. This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 23, 2004 and Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed with the Securities and Exchange Commission on September 8, 2004 by each of Midland Fabricators and Process Systems, L.L.C., a Louisiana limited liability company, William A. Hines and Jeanne M. Hines McDaniel. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D or Amendment No. 1. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the
Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND

      There are no material changes to the information previously reported in
Item 2 of the Schedule 13D and Amendment No. 1.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

      There are no material changes to the information previously reported in
Item 3 of the Schedule 13D and Amendment No. 1.

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

      On October 6, 2004, Midland, Midland Acquisition, William A. Hines and Jeanne M. Hines McDaniel filed with the Securities and Exchange Commission (the "Commission") a Schedule 13E-3 detailing Midland's plan to take UNIFAB private through a short-form merger. On November 19, 2004, the Schedule 13E-3 was amended. Such Schedule 13E-3 and any amendments thereto are hereby incorporated by reference into this Schedule 13D. While the proposed short-form merger transaction is consistent with Midland's current intent, should any other possible transaction occur that would provide more value to the common shareholders of UNIFAB, Midland would consider such other transaction and abandonment of the proposed short-form merger.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      There are no material changes to the information previously reported in
Item 5 of the Schedule 13D and Amendment No. 1.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than the matters described in response to Item 4 above, which is incorporated herein by reference, there are no material changes to the information previously reported in Item 6 of the Schedule 13D and Amendment No. 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      There are no changes to the exhibit list previously reported in Item 7 of the Schedule 13D and Amendment No. 1.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  January 4, 2005                    MIDLAND FABRICATORS AND
                                          PROCESS SYSTEMS, L.L.C.

                                          By:  /s/ William A. Hines
                                               ---------------------------------
                                               William A. Hines
                                               Managing Member


                                          MIDLAND ACQUISITION, INC.

                                          By:  /s/ William A. Hines
                                               ---------------------------------
                                               William A. Hines
                                               Chief Executive Officer and
                                               President


                                          /s/ William A. Hines
                                          --------------------------------------
                                          William A. Hines, individually

                                          /s/ Jeanne M. Hines McDaniel
                                          --------------------------------------
                                          Jeanne M. Hines McDaniel, individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                                      S-2